United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



 [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934


                   For the fiscal year ended December 31, 1998


                                       OR


 [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934


                          Commission file number 1-7784


 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                             100 CENTURY PARK DRIVE
                                MONROE, LA 71203

                          Independent Auditors' Report
                          ----------------------------

The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of assets available for benefits with fund information of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1998 and 1997, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1998 and 1997, and the changes in assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/S/ KPMG LLP

Shreveport, Louisiana
June 11, 1999

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
        Statement of Assets Available for Benefits With Fund Information
                                December 31, 1998

                     CenturyTel                  Asset       Growth                 Money        Bond
                       Common     S & P 500    Allocation     Stock     Loan       Market       Index
                     Stock Fund   Stock Fund      Fund        Fund      Fund        Fund         Fund     Sub-total
--------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
  Investments, at
   fair value      $95,609,614   39,094,971   24,636,440        -   6,934,947   16,371,330   4,907,828   187,555,130
  Cash               1,117,790            -            -        -           -            -           -     1,117,790

  Contributions
   receivable -
   employer            687,035            -            -        -           -            -           -       687,035
  Contributions
   receivable -
   participants          7,055        6,829        1,126        -           -          342         417        15,769
--------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
 FOR BENEFITS      $97,421,494   39,101,800   24,637,566        -   6,934,947   16,371,672   4,908,245   189,375,724
====================================================================================================================


                                                                                              Norwest Large
                                    Lifepath    Lifepath    Lifepath    Lifepath    Lifepath     Company       Sweep     Combined
                      Sub-total    2000 Fund   2010 Fund   2020 Fund   2030 Fund   2040 Fund   Growth Fund    Account      Funds
----------------------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
  Investments, at
   fair value       $187,555,130     536,167    2,450,427    1,921,73   1,617,350   3,374,821   13,334,550        -    210,790,176
  Cash                 1,117,790           -            -           -           -           -            -        -      1,117,790
  Contributions
   receivable -
   employer              687,035           -            -           -           -           -            -        -        687,035
  Contributions
   receivable -
   participants           15,769         134          259          52         637       1,454        3,798        -         22,103
----------------------------------------------------------------------------------------------------------------------------------

ASSETS AVAILABLE
 FOR BENEFITS       $189,375,724     536,301    2,450,686   1,921,783   1,617,987   3,376,275   13,338,348        -    212,617,104
==================================================================================================================================


See accompanying notes to financial statements.

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
        Statement of Assets Available for Benefits With Fund Information
                                December 31, 1997


                      CenturyTel                   Asset      Growth                  Money        Bond
                        Common     S & P 500    Allocation    Stock        Loan       Market       Index
                      Stock Fund   Stock Fund      Fund        Fund        Fund        Fund        Fund      Sub-total
----------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
  Investments,
   at fair value     $39,314,118   10,877,636   8,679,893   8,377,309   4,000,875   3,706,499   1,386,612   76,342,942
  Cash                   545,485            -           -           -           -           -           -      545,485
  Contributions
   receivable -
   employer              481,963            -           -           -           -           -           -      481,963
  Contributions
   receivable -
   participants            4,722        7,906       2,839       4,007           -     142,629         814      162,917
----------------------------------------------------------------------------------------------------------------------

ASSETS AVAILABLE
 FOR BENEFITS        $40,346,288   10,885,542   8,682,732   8,381,316   4,000,875   3,849,128   1,387,426   77,533,307
======================================================================================================================


                                     Lifepath    Lifepath    Lifepath    Lifepath    Lifepath    Sweep      Combined
                       Sub-total    2000 Fund   2010 Fund   2020 Fund   2030 Fund   2040 Fund   Account       Funds
--------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
  Investments,
   at fair value     $76,342,942       23,830     713,776     621,617     329,248     961,110       -     78,992,523
  Cash                   545,485            -           -           -           -           -       -        545,485
  Contributions
   receivable -
   employer              481,963            -           -           -           -           -       -        481,963
  Contributions
   receivable -
   participants          162,917            -         118       2,978       1,244         893       -        168,150
--------------------------------------------------------------------------------------------------------------------

ASSETS AVAILABLE
 FOR BENEFITS        $77,533,307       23,830     713,894     624,595     330,492     962,003       -     80,188,121
====================================================================================================================

See accompanying notes to financial statements.

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
   Statement of Changes in Assets Available for Benefits With Fund Information
                      For the Year Ended December 31, 1998

                                  CenturyTel                  Asset       Growth                  Money       Bond
                                    Common      S & P 500  Allocation      Stock      Loan       Market       Index
                                  Stock Fund   Stock Fund     Fund         Fund       Fund        Fund        Fund      Sub-total
----------------------------------------------------------------------------------------------------------------------------------

Additions to assets:
Investment income
  Net appreciation
   (depreciation) in fair
   value of investments         $ 45,904,201    6,486,715   2,307,232  (2,464,113)          -           -     73,420    52,307,455
  Other income                             -    2,279,822   2,821,032   2,698,282           -     526,262    252,287     8,577,685
  Interest income                     45,815            -           -           -     780,409           -          -       826,224
  Dividends - Common Stock
   of CenturyTel, Inc.               349,687            -           -           -           -           -          -       349,687
----------------------------------------------------------------------------------------------------------------------------------
     Net investment income        46,299,703    8,766,537   5,128,264     234,169     780,409     526,262    325,707    62,061,051
----------------------------------------------------------------------------------------------------------------------------------

Contributions
  Transfer from acquired
   subsidiary's plan                       -   21,141,926  13,701,038   6,725,308   3,399,458   8,003,342  2,773,472    55,744,544
  Participants                     2,367,835    3,080,449   1,332,963   1,315,778           -     506,929    237,903     8,841,857
  Company                          4,364,053            -           -           -           -           -          -     4,364,053
----------------------------------------------------------------------------------------------------------------------------------
     Total contributions           6,731,888   24,222,375  15,034,001   8,041,086   3,399,458   8,510,271  3,011,375    68,950,454
----------------------------------------------------------------------------------------------------------------------------------
     Total additions              53,031,591   32,988,912  20,162,265   8,275,255   4,179,867   9,036,533  3,337,082   131,011,505
----------------------------------------------------------------------------------------------------------------------------------

Deductions from assets:
  Participant withdrawals          6,538,718    4,681,038   2,364,519   1,658,764     822,649   2,691,744    521,919    19,279,351
  Other, net                         (19,402)       1,857      11,391       4,879           -     (77,767)   (15,376)      (94,418)
----------------------------------------------------------------------------------------------------------------------------------
     Total deductions              6,519,316    4,682,895   2,375,910   1,663,643     822,649   2,613,977    506,543    19,184,933
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)
 prior to interfund
 transfers                        46,512,275   28,306,017  17,786,355   6,611,612   3,357,218   6,422,556  2,830,539   111,826,572
Interfund transfers               10,562,931      (89,759) (1,831,521)(14,992,928)   (423,146)  6,099,988    690,280        15,845
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)           57,075,206   28,216,258  15,954,834  (8,381,316)  2,934,072  12,522,544  3,520,819   111,842,417

Assets available
 for benefits:
  Beginning of year               40,346,288   10,885,542   8,682,732   8,381,316   4,000,875   3,849,128  1,387,426    77,533,307
----------------------------------------------------------------------------------------------------------------------------------
  End of year                   $ 97,421,494   39,101,800  24,637,566           -   6,934,947  16,371,672  4,908,245   189,375,724
==================================================================================================================================

See accompanying notes to financial statements.

                      CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
             Statement of Changes in Assets Available for Benefits
                        With Fund Information, Continued
                      For the Year Ended December 31, 1998

                                                                                       Norwest Large
                                  Lifepath   Lifepath   Lifepath   Lifepath   Lifepath    Company    PacifiCorp    Sweep  Combined
                      Sub-total  2000 Fund  2010 Fund  2020 Fund  2030 Fund  2040 Fund  Growth Fund  Stock Fund   Account   Funds
-----------------------------------------------------------------------------------------------------------------------------------

Additions to assets:
Investment income
  Net appreciation
   (depreciation)
   in fair value
   of investments    $ 52,307,455     (788)   162,347    181,863    178,280    447,767  1,174,469  (2,824,802)       -   51,626,591
  Other income          8,577,685   25,490    158,167    132,464     89,231    214,062          -           -        -    9,197,099
  Interest income         826,224        -          -          -          -          -          -           -   29,734      855,958
  Dividends -
   Common Stock
   of CenturyTel,Inc.     349,687        -          -          -          -          -          -           -        -      349,687
-----------------------------------------------------------------------------------------------------------------------------------
    Net investment
     income            62,061,051   24,702    320,514    314,327    267,511    661,829  1,174,469  (2,824,802)  29,734   62,029,335
-----------------------------------------------------------------------------------------------------------------------------------

Contributions
  Transfer from
   acquired sub-
   sidiary's plan      55,744,544   88,844  1,261,021  1,072,268    746,087  1,342,388          -  16,712,156        -   76,967,308
  Participants          8,841,857   34,830    204,257    315,919    317,265    682,157    145,684           -      (55)  10,541,914
  Company               4,364,053        -          -          -          -          -          -           -             4,364,053
-----------------------------------------------------------------------------------------------------------------------------------
    Total contri-
     butions           68,950,454  123,674  1,465,278  1,388,187  1,063,352  2,024,545    145,684  16,712,156      (55)  91,873,275
-----------------------------------------------------------------------------------------------------------------------------------
    Total additions   131,011,505  148,376  1,785,792  1,702,514  1,330,863  2,686,374  1,320,153  13,887,354   29,679  153,902,610
-----------------------------------------------------------------------------------------------------------------------------------

Deductions from
 assets:
  Participant
   withdrawals        19,279,351    73,417    146,623    312,598    230,695    303,811     24,437   1,165,864   53,255   21,590,051
  Other, net             (94,418)       36    (27,904)       199        167        526        664       4,085      221     (116,424)
-----------------------------------------------------------------------------------------------------------------------------------
    Total
     deductions       19,184,933    73,453    118,719    312,797    230,862    304,337     25,101   1,169,949   53,476   21,473,627
-----------------------------------------------------------------------------------------------------------------------------------

Net increase
 (decrease) prior
 to interfund
 transfers           111,826,572    74,923  1,667,073  1,389,717  1,100,001  2,382,037  1,295,052  12,717,405  (23,797) 132,428,983

Interfund transfers       15,845   437,548     69,719    (92,529)   187,494     32,235 12,043,296 (12,717,405)  23,797            -
-----------------------------------------------------------------------------------------------------------------------------------

Net increase
 (decrease)          111,842,417   512,471  1,736,792  1,297,188  1,287,495  2,414,272 13,338,348           -        -  132,428,983

Assets available
 for benefits:
  Beginning of year   77,533,307    23,830    713,894    624,595    330,492    962,003          -           -        -   80,188,121
-----------------------------------------------------------------------------------------------------------------------------------
  End of year       $189,375,724   536,301  2,450,686  1,921,783  1,617,987  3,376,275 13,338,348           -        -  212,617,104
===================================================================================================================================

See accompanying notes to financial statements.

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
                          Notes to Financial Statements
                                December 31, 1998


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

     Basis of Presentation

     The Century Telephone Enterprises, Inc. Dollars and Sense Plan (the Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the assets available for benefits and changes in assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

     The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

     The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     Participation

     Participation in the Plan is available to each employee of CenturyTel, Inc. and its participating subsidiaries (the Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

     In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of compensation. The percentage of compensation a participant elects to defer applies to the participant's base pay plus certain incentive compensation received, including certain cash bonuses, commissions, and lump sums granted in lieu of pay increases. The amount of compensation deferred by each participant is credited to an account (Participant Contribution Account) maintained for each participant by the Trustee. The Participant Contribution Account is self-directed.

     As of the end of each payroll period, the Company contributes to an account (Employer Contribution Account) for each participant a contribution equal to 50% of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to the Plan. Company contributions may be made in cash or CenturyTel, Inc. Common Stock (CenturyTel Common Stock). If made in cash, such cash is applied by the Trustee to the purchase of CenturyTel Common Stock.

     An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

     The interest of a participant in his Participant Contribution Account, his Participant Rollover Account and his Employer Contribution Account is fully vested and non-forfeitable at all times.

     Reports to Participants

     All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

     Distributions

     If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed,
     (i) his spouse, (ii) his children, or (iii) his estate.

     Withdrawals

     A participant who is an employee and over age 59 1/2 may make withdrawals from his vested accounts prior to meeting normal distribution requirements. In addition, a withdrawal may be made from a Participant Contribution Account or a Participant Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, or the prevention of eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Loans to Participants

     The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

     Trustee

     The Trustee of the Plan, as of December 31, 1998, was Merrill Lynch Trust Company, FSB (Merrill Lynch). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

     Administration

     The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

     Market Value Determination

     Investments in CenturyTel Common Stock are valued at the closing market quote on December 31, 1998 and 1997, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding which approximates market value.

(2)  DESCRIPTION OF THE FUNDS

     The following is a description of each of the funds available to Plan participants as of December 31, 1998:

    (a) CenturyTel Common Stock Fund - consists primarily of shares of CenturyTel Common Stock (45.0% and 49.0% of assets at December 31, 1998 and 1997, respectively).

    (b) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index (18.4% and 13.6% of assets at December 31, 1998 and 1997, respectively).

    (c) Asset Allocation Fund - consists primarily of investments in common stocks, U. S. Treasury bonds and money market instruments (11.6% and 10.8% of assets at December 31, 1998 and 1997, respectively).

    (d) Loan Fund - represents loans to participants from the participants' investment accounts (3.3% and 5.0% of assets at December 31, 1998 and 1997, respectively).

    (e) Money Market Fund - consists primarily of short-term investments in various money market instruments (7.7% and 4.6% of assets at December 31, 1998 and 1997, respectively).

    (f) Bond Index Fund - consists primarily of investments in government and corporate bonds (2.3% and 1.7% of assets at December 31, 1998 and 1997, respectively).

    (g) Lifepath 2000 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2000 (.3% and .03% of assets at December 31, 1998 and 1997, respectively).

    (h) Lifepath 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 (1.2% and .9% of assets at December 31, 1998 and 1997, respectively).

    (i) Lifepath 2020 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 (.9% and .8% of assets at December 31, 1998 and 1997, respectively).

    (j) Lifepath 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 (.8% and .4% of assets at December 31, 1998 and 1997, respectively).

    (k) Lifepath 2040 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 (1.6% and 1.2% of assets at December 31, 1998 and 1997, respectively).

    (l) Norwest Large Company Growth Fund - consists primarily of investments in common stocks (6.3% of assets at December 31, 1998).

     A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, a participant can only change his contribution percentage on a quarterly basis.

     All amounts allocated to a participant's Employer Contribution Account are invested in CenturyTel Common Stock. Participants who have not attained age 55 have no power to transfer amounts in the Employer Contribution Account to an investment fund other than the CenturyTel Common Stock Fund. Participants who have attained age 55 may redirect the investment of the balance in their Employer Contribution Account.

(3)  INCOME TAXES

     The Plan and related trust meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in July 1996 related to the Plan.

(4)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Barclays Global Fund Advisors (Barclays) or Peregrine Capital Management
     (Peregrine). Merrill Lynch is the Trustee as defined by the Plan. Therefore, Barclays, Merrill Lynch and Peregrine qualify as parties-in-interest. Fees paid by the Company to Merrill Lynch for trustee, record keeping and other services amounted to $275,799 for the year ended December 31, 1998.

(5)  TRANSFER FROM ACQUIRED SUBSIDIARY'S PLAN

     On December 1, 1997, the Company acquired Pacific Telecom, Inc. (PTI) and PTI employees were thus eligible to contribute to the Plan. Prior to the acquisition, PTI employees were eligible to participate in the PacifiCorp K Plus Employee Stock Ownership Plan (PacifiCorp Plan). In January 1998 the PacifiCorp Plan assets for active PTI employees were transferred to the Plan through a plan-to-plan transaction. The total PacifiCorp Plan account balances and outstanding loans transferred to the Plan was $76,967,308.

(6)  CONCENTRATION OF INVESTMENTS

     As of December 31, 1998, 45.0% of the assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by Barclays or Peregrine.

(7)  COMPANY/PARTICIPANT DIRECTED FUNDS

     The CenturyTel Common Stock Fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company, except for contributions made on behalf of participants who are age 55 or older. Such contributions can be redirected by these participants to the funds of their choice. All other funds are participant directed.

     The following Statements of Assets Available for Benefits - CenturyTel Common Stock Fund and Statement of Changes in Assets Available for Benefits
     - CenturyTel Common Stock Fund, which include estimates made by Merrill Lynch, detail the Company directed and Participant directed portions of the CenturyTel Common Stock Fund.

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
                          Notes to Financial Statements


   Statements of Assets Available for Benefits - CenturyTel Common Stock Fund

                                                                                       Total
                                                   Company         Participant   CenturyTel Common
December 31, 1998                             Directed Portion  Directed Portion    Stock Fund
--------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments                                $  44,945,102         50,664,512      95,609,614
   Cash                                             525,361            592,429       1,117,790
   Contributions receivable - employer              687,035                  -         687,035
   Contributions receivable - employee                    -              7,055           7,055
--------------------------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS                 $  46,157,498         51,263,996      97,421,494
==================================================================================================


December 31, 1997
--------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments                                $  21,936,299         17,377,819      39,314,118
   Cash                                             304,381            241,104         545,485
   Contributions receivable - employer              481,963                  -         481,963
   Contributions receivable - employee                    -              4,722           4,722
--------------------------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS                 $  22,722,643         17,623,645      40,346,288
==================================================================================================

                                       11


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
                          Notes to Financial Statements


                  Statement of Changes in Assets Available for
                    Benefits - CenturyTel Common Stock Fund
                      For the Year Ended December 31, 1998

                                                                     Total
                                 Company         Participant   CenturyTel Common
                            Directed Portion  Directed Portion     Stock Fund
--------------------------------------------------------------------------------

Additions to assets:
Investment income
  Net appreciation in
   fair value of
   investments                 $  22,349,546       23,554,655       45,904,201
  Interest income                     21,533           24,282           45,815
  Dividends-Common
   Stock of CenturyTel,Inc.          164,353          185,334          349,687
--------------------------------------------------------------------------------
     Net investment income        22,535,432       23,764,271       46,299,703
--------------------------------------------------------------------------------

Contributions
  Participants                             -        2,367,835        2,367,835
  Company                          4,364,053                -        4,364,053
--------------------------------------------------------------------------------
     Total contributions           4,364,053        2,367,835        6,731,888
--------------------------------------------------------------------------------
     Total additions              26,899,485       26,132,106       53,031,591
--------------------------------------------------------------------------------

Deductions from assets:
  Participant withdrawals          3,512,124        3,026,594        6,538,718
  Other, net                         (28,861)           9,459          (19,402)
--------------------------------------------------------------------------------
     Total deductions              3,483,263        3,036,053        6,519,316
--------------------------------------------------------------------------------

Net increase prior to
 interfund transfers              23,416,222       23,096,053       46,512,275

Interfund transfers                   18,633       10,544,298       10,562,931
--------------------------------------------------------------------------------

Net increase                      23,434,855       33,640,351       57,075,206

Net assets available
 for benefits:

  Beginning of year               22,722,643       17,623,645       40,346,288
--------------------------------------------------------------------------------

  End of year                  $  46,157,498       51,263,996       97,421,494
================================================================================

(8)  STOCK SPLIT

     On February 23, 1999, CenturyTel, Inc.'s Board of Directors declared a three-for-two common stock split effected as a 50% stock dividend in March 1999. Number of shares and per share data included in this report for the CenturyTel Common Stock Fund have been restated to reflect this stock split.

(9)  YEAR 2000 READINESS DISCLOSURE (UNAUDITED)

     The Year 2000 issue concerns the inability of computer systems and certain other equipment to properly recognize and process data that uses two digits rather than four to designate particular years. The Company has initiated a Year 2000 Project Plan (the "Project") to assess whether its systems that process date sensitive information will perform satisfactorily leading up to and beyond January 1, 2000. The goal of the Project is to correct, prior to January 1, 2000, any Year 2000-related problem with critical systems, the failure of which could have a material adverse effect on the Company's operations. The Project includes steps to (i) identify each critical system element that requires date code remediation, (ii) establish a plan to remediate such systems, (iii) implement all required remediations and (iv) selectively test the remediated systems.

     One component of the Project involves the review of third-party vendors and includes identifying critical third-parties and determining their plans and progress in addressing the Year 2000 issue. One critical third-party for the Plan is Merrill Lynch, which handles record keeping and administrative duties as Trustee. Current information received from Merrill Lynch indicates that their system that supports the Plan has been fully renovated, has completed production testing and is undergoing certification testing which is anticipated to be completed mid-year 1999.

     Failure by the Company to timely and effectively remediate its systems, or the failure of critical vendors and suppliers to remediate affected systems, could have a material adverse impact on the Plan. Because the impact of Year 2000 issues on the Company is materially dependent on the mitigation efforts of parties outside the Company's control, the Company cannot assess with certainty the magnitude of any such potential adverse impact on the Plan. However, the Company believes that the Project, along with the efforts of Merrill Lynch, is expected to significantly reduce the level of uncertainty about the Year 2000 issue, and in particular, about the Year 2000 readiness of the Plan's critical third-parties.

(10) SUBSEQUENT EVENTS

     Effective January 1, 1999, the Company increased its matching contribution to 55% of each participant's contribution during a payroll period; however, this matching contribution shall only apply to the first 6% of each participant's compensation. Also effective January 1, 1999, the maximum pre-tax deferral of compensation has been increased to 12% from 10%.

                                                                    Schedule I

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                                                    Current
Identity of issuer, borrower,     Description                    Current           Value Per
  lessor or similar party        of Investment        Cost        Value           Unit/Share
--------------------------------------------------------------------------------------------

Investment in CenturyTel
 Common Stock                  2,099,119  units/                                      45.55
                               2,124,658* shares  $35,917,792   95,609,614  (Note 1)  45.00*
Loan Fund (interest rates
 ranged from 6.9% to 12%)              -            6,934,947    6,934,947                -

Merrill Lynch
 Money Market Account          1,117,790  units     1,117,790    1,117,790             1.00
Investments in Mutual Funds
 for Qualified Employee
 Benefit Plans Managed
 by Barclays:
    S & P 500 Stock Fund       1,588,581  units    30,708,875   39,094,971  (Note 1)  24.61
    Asset Allocation Fund      1,742,322  units    21,859,935   24,636,440  (Note 1)  14.14
    Money Market Fund         16,371,330  units    16,371,330   16,371,330  (Note 1)   1.00
    Bond Index Fund              490,292  units     4,829,000    4,907,828            10.01
    Lifepath 2000 Fund            46,062  units       537,194      536,167            11.64
    Lifepath 2010 Fund           170,169  units     2,250,052    2,450,427            14.40
    Lifepath 2020 Fund           116,610  units     1,738,514    1,921,731            16.48
    Lifepath 2030 Fund            86,351  units     1,440,905    1,617,350            18.73
    Lifepath 2040 Fund           166,002  units     2,992,248    3,374,821            20.33
Investments in Mutual Funds
 for Qualified Employee
 Benefit Plans Managed
 by Peregrine:
    Norwest Large Company
     Growth Fund                 244,760  units    11,910,098   13,334,550  (Note 1)  54.48
--------------------------------------------------------------------------------------------
                                                 $138,608,680  211,907,966
============================================================================================

The above data is based on information which has been certified as accurate and complete by the trustee, Merrill Lynch. Barclays, Merrill Lynch and Peregrine are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Note (1) These investments are greater than 5% of assets available for benefits.

      *  Adjusted to reflect stock split.  See Note 7.

                                                                  Schedule II
                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1998

                                                                                               Current Value of
                                                      Redemption                               Asset at Date of
                                         Purchase     or Selling    Lease   Expense   Cost of   Acquisition or     Net
    Description of Transaction             Price        Price      Rental  Incurred    Asset     Disposition    Gain (Loss)
---------------------------------------------------------------------------------------------------------------------------

                                           (Note 1)
Category (3) - A series of transactions
---------------------------------------
 in excess of 5% of beginning of year
 ------------------------------------
 Plan assets available for benefits
 ----------------------------------

Investments in CenturyTel
 Common Stock (159
 purchases, 93 sales)                  $ 17,541,929    6,973,830      -        -     3,437,240    (Note 2)     3,536,590
Investments in Mutual Funds for
 Qualified Employee Benefit Plans
 Managed by Barclays:
   Asset Allocation Fund
    (95 purchases, 150 sales)            18,453,842     4,804,528     -        -     4,206,767    (Note 2)
597,761
   S & P 500 Stock Fund
    (112 purchases, 141 sales)           30,136,099     8,405,479     -        -     6,769,244    (Note 2)
1,636,235
   Growth Stock Fund
    (73 purchases, 167 sales)            11,694,764    17,607,961     -        -    19,419,073    (Note 2)    (1,811,112)
   Bond Index Fund
    (108 purchases, 108 sales)            4,965,680     1,517,884     -        -     1,507,283    (Note 2)        10,601
   Lifepath 2040 Fund
    (134 purchases, 80 sales)             3,417,193     1,451,250     -        -     1,308,762    (Note 2)       142,488
   PacifiCorp Stock Fund
    (1 purchase, 175 sales)              16,712,156    13,887,353     -        -    16,712,156    (Note 2)    (2,824,803)
   Money Market Fund
    (117 purchases, 131 sales)           20,121,639     7,456,808     -        -     7,456,808    (Note 2)             -
Investments in Mutual Funds for
 Qualified Employee Benefit
  Plans Managed by Peregrine:
   Norwest Large Company
    Growth Fund (6 purchases,
    9 sales)                             24,120,838    11,960,757     -        -    12,210,741    (Note 2)      (249,984)


The above data is based on information which has been certified as accurate and complete by the trustee, Merrill Lynch. Barclays, Merrill Lynch and Peregrine are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:  (1)  The purchase price denotes cost and current value of the security on the transaction date.

        (2) Current value is substantially the same as purchase price or selling price of the security on the transaction date.

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          Century Telephone Enterprises, Inc.
                                          Dollars and Sense Plan


June 25, 1999                             /s/ David Thiels
                                          ----------------------
                                          David Thiels
                                          Vice President and Treasurer

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

                                Index to Exhibit



     Exhibit
     Number
------------------------------------------------------------------------
     23.1       Independent Auditors' Consent